SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32945; File No. 812-14798

TCG BDC, Inc., et al.

December 20, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under Sections 17(d) and 57(i) of the Investment Company Act

of 1940 (the "Act") and Rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in

portfolio companies with each other and with affiliated investment funds and accounts.[1]

Applicants: TCG BDC, Inc. ("BDC I"), TCG BDC II, Inc. ("BDC II"), TCG BDC III, Inc.

("BDC III"), TCG BDC SPV LLC ("BDC I Sub"), Carlyle GMS Finance MM CLO 2015-1 LLC

("2015-1 Issuer"), Carlyle GMS Investment Management L.L.C. ("CGMSIM"), OC Private

Capital, LLC ("OC Adviser"), Carlyle CLO Management L.L.C. ("Carlyle CLO Manager"), MC

UNI LLC, MC UNI Subsidiary LLC, CPC V, LP, CPC V SPV LLC, Carlyle Global Market

Strategies CLO 2013-1, Ltd., Carlyle Global Market Strategies CLO 2013-2, Ltd., Carlyle

Global Market Strategies CLO 2013-3, Ltd., Carlyle Global Market Strategies CLO 2014-1, Ltd.,

Carlyle Global Market Strategies CLO 2014-2, Ltd., Carlyle Global Market Strategies CLO

2014-3, Ltd., Carlyle Global Market Strategies CLO 2014-4, Ltd., Carlyle Global Market

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[1]   The requested order ("Order") would supersede an exemptive order issued by the Commission on
November 22, 2016 (NF Investment Corp., et al., Investment Company Act Release Nos. 32340 (Oct. 27,
2016) (notice) and 32362 (Nov. 22, 2016) (order)) (the "Prior Order"), with the result that no person will
continue to rely on the Prior Order if the Order is granted.

Strategies CLO 2014-5, Ltd., Carlyle Global Market Strategies CLO 2015-1, Ltd., Carlyle

Global Market Strategies CLO 2015-2, Ltd., Carlyle Global Market Strategies CLO 2015-3, Ltd.,

Carlyle Global Market Strategies CLO 2015-4, Ltd., Carlyle Global Market Strategies CLO

2015-5, Ltd., Carlyle Global Market Strategies CLO 2016-1, Ltd., Carlyle Global Market

Strategies CLO 2016-2, Ltd., Carlyle Global Market Strategies CLO 2016-3, Ltd., Carlyle US

CLO 2016-4, Ltd., Carlyle US CLO 2017-1, Ltd., Carlyle US CLO 2017-2, Ltd., Carlyle US

CLO 2017-3, Ltd., Carlyle US CLO 2017-4, Ltd., Carlyle US CLO 2017-5, Ltd., Carlyle

Structured Credit Fund, L.P., Carlyle Energy Mezzanine Opportunities Fund II, L.P., Carlyle

Energy Mezzanine Opportunities Fund II-A, L.P., CEMOF II Coinvestment, L.P., CEMOF II

Master Co-Investment Partners, L.P., CEMOF II Master Co-Investment Partners AIV One, L.P.,

CEMOF II Master Co-Investment Partners AIV, L.P., CEMOF-A Coinvestment Partners, L.P.,

CEMOF II AIV, L.P., CEMOF II AIV One, L.P., CEMOF II AIV Two, L.P., CEMOF II-A AIV,

L.P., CEMOF II-A AIV One, L.P., CEMOF II-A AIV Two, L.P., Carlyle Credit Opportunities

Fund (Parallel), L.P., Carlyle Credit Opportunities Fund, L.P., CCOF Main SPV, L.P., CCOF

Master, L.P., CCOF Parallel AIV Investors, L.L.C., Carlyle Strategic Partners IV, L.P., CSP IV

Coinvestment, L.P., CSP IV Coinvestment (Cayman), L.P., CSP IV (Cayman 1), L.P., CSP IV

Acquisitions, L.P., CSP IV (Cayman 2), L.P., CSP IV (Cayman 3), L.P., TCG Securities, L.L.C.

("TCG Securities"), TCG Capital Markets L.L.C. ("TCG Capital Markets") and TCG Senior

Funding L.L.C. ("TCG Senior Funding") (collectively, "Applicants").

<u>Filing Dates</u>: The application was filed on July 10, 2017, and amended on November 28, 2017,

and December 12, 2017.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 16, 2018, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE,

Washington, DC 20549-1090. Applicants: 520 Madison Avenue, 40th Floor, New York, NY

10022.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, at (202)

551-6915, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Chief Counsel's Office,

Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Introduction:

1.   The Applicants request an order of the Commission under Sections 17(d) and

57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth in the

application (the "Conditions"), a Regulated Fund[2] (or any Wholly-Owned Investment Sub

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[2]   "Regulated Funds" means (a) the Existing Regulated Funds, (b) the Future Regulated Funds and
(c) the BDC Downstream Funds (defined below). "Existing Regulated Fund" means (a) BDC I, (b) BDC
II, and (c) from and after its election to be regulated as a BDC under the Act, BDC III. "Future Regulated

(defined below) of such Regulated Fund) and one or more other Regulated Funds (or any

Wholly-Owned Investment Sub of such Regulated Fund), one or more Affiliated Funds[3] and/or

one or more Capital Markets Affiliates[4] to enter into Co-Investment Transactions with each

other. "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its

Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds, one or

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Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser or sub-adviser is an Adviser (including the Future RIC (defined below)).

      "Adviser" means any Existing Adviser and any Future Adviser; <u>provided</u> that an Adviser serving as a sub-adviser to an Affiliated Fund (defined below) is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order. "Existing Adviser" means CGMSIM, OC Adviser and Carlyle CLO Manager. "Future Adviser" means any future investment adviser that (i) controls, is controlled by or is under common control with CGMSIM, (ii) (a) is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with CGMSIM, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[3]   "Affiliated Fund" means (a) any Existing Affiliated Fund (identified in Schedule A to the application) and (b) any entity (i) whose investment adviser or sub-adviser is an Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act and (iii) that is not a BDC Downstream Fund (together with each such entity's direct and indirect wholly-owned subsidiaries); <u>provided</u> that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

     "BDC Downstream Fund" means with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

[4]   "Capital Markets Affiliates" means any Carlyle Broker-Dealer Subsidiary and any Carlyle Proprietary Account. Each Capital Markets Affiliate may, from time to time, hold various financial assets in a principal capacity. "Carlyle Broker-Dealer Subsidiary" means (a) (i) TCG Securities and from and after its registration with the Commission as a broker-dealer under the Exchange Act (defined below), TCG Capital Markets (each an "Existing Carlyle Broker-Dealer Subsidiary") and (ii) any entity that (x) is a wholly- or majority-owned subsidiary of Carlyle (defined below) and (y) is registered or authorized as a broker-dealer or its foreign equivalent, and (b) any entity that is a wholly-owned subsidiary of an entity described in the preceding clause (a). "Carlyle Proprietary Account" means (a) TCG Senior Funding, and (b) any entity that (i) is a wholly- or majority-owned subsidiary of Carlyle, (ii) is advised by an Adviser and (iii) from time to time, may hold various financial assets in a principal capacity.

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more Capital Markets Affiliates, and/or one or more other Regulated Funds (or its Wholly-Owned Investment Sub) in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds, one or more Capital Markets Affiliates, and/or one or more other Regulated Funds (or its Wholly-Owned Investment Sub) without obtaining and relying on the Order.[5]

Applicants:

2.   Each of BDC I, BDC II and BDC III, is a closed-end management investment company incorporated in Maryland that either has elected, or, in the case of BDC III, intends to elect, to be regulated as a BDC under the Act.[6] Each of BDC I's Board[7] and BDC II's Board currently consists of five directors, three of whom are Independent Directors.[8] BDC III's Board currently consists of four directors, two of whom are Independent Directors. [9]

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[5]   All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in the application.

[6]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[7]   "Board" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

        "Independent Party" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

[8]   "Independent Director" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

[9]   The BDC III Board intends to elect an additional Independent Director to the BDC III Board to fill a vacancy so that the BDC III Board will be comprised of a majority of Independent Directors prior to BDC III's election to be regulated as a BDC under the Act.

3.	CGMSIM, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to BDC I, BDC II, BDC III, certain Existing Affiliated Funds (as identified in Schedule A to the application) and will serve as a sub-adviser to a Future Regulated Fund that will be a closed-end management investment company (the "Future RIC"). OC Adviser, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, is under common control with CGMSIM, and will serve as the investment adviser to the Future RIC that will be sub-advised by CGMSIM.[10] Carlyle CLO Manager, a Delaware limited liability company, that is a wholly-owned subsidiary and a relying adviser of CIM, manages the Structured Credit Existing CLOs (as identified in Schedule A to the application).

4.	Each Existing Affiliated Fund is a separate and distinct legal entity and each would either be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. A complete list of the Existing Affiliated Funds is included in Schedule A to the application.

5.	Each of BDC I Sub and 2015-1 Issuer, is a wholly-owned subsidiary of BDC I (the "Existing Wholly-Owned Investment Subs"), formed for the purpose of procuring financing or otherwise holding investments.

6.	TCG Securities, a Delaware limited liability company and a wholly-owned subsidiary of Carlyle, is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). TCG Capital Markets, a Delaware limited liability company and a majority-owned subsidiary of Carlyle, intends to register with the

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[10]	OC Adviser is 51% owned by OFI Global Institutional, Inc. and 49% owned by Carlyle Investment Management L.L.C. ("CIM"). CIM, a registered investment adviser under the Advisers Act, is a subsidiary of and controlled by The Carlyle Group L.P. ("Carlyle"). OC Adviser will be an Adviser for purposes of the relief requested.

Commission as a broker-dealer under the Exchange Act. TCG Senior Funding, a Delaware

limited liability company and a majority-owned subsidiary of Carlyle, was formed to originate

and sell loans and will be advised by CGMSIM.

7.   Each Applicant is directly or indirectly controlled by Carlyle, a publicly traded

company. Carlyle owns controlling interests in the Advisers and, thus, may be deemed to control

the Regulated Funds and the Affiliated Funds. Applicants state that Carlyle is a holding

company and does not currently offer investment advisory services to any person and is not

expected to do so in the future. Applicants state that as a result, Carlyle has not been included as

an Applicant.

8.   Applicants state that an Existing Regulated Fund or a Future Regulated Fund

may, from time to time, form one or more Wholly-Owned Investment Subs.[11] Such a subsidiary

may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other

than its parent) or any Affiliated Fund or Capital Markets Affiliate because it would be a

company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-

1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in

Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-

Owned Investment Sub's participation in any such transaction be treated, for purposes of the

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[11]   "Wholly-Owned Investment Sub" means any Existing Wholly-Owned Investment Subs or an entity (i) that is wholly-owned by an Existing Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf or in lieu of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the Small Business Administration Act ("SBA Act") and issue debentures guaranteed by the Small Business Administration ("SBA")); (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions to the application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (b) relies on Rule 3a-7 under the Act. "SBIC Subsidiary" means a Wholly-Owned Investment Sub that is licensed by the SBA to operate under the SBA Act, as a small business investment company.

Order, as though the parent Regulated Fund were participating directly. Applicants represent

that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose

other than serving as a holding vehicle for the Regulated Fund's investments and issuing debt

and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the

Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all

relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's

participation in a Co-Investment Transaction, and the Board would be informed of, and take into

consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's

place. If the parent Regulated Fund proposes to participate in the same Co-Investment

Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated

Fund will also be informed of, and take into consideration, the relative participation of the

Regulated Fund and the Wholly-Owned Investment Sub.

Applicants' Representations:

     A.   Allocation Process

     9.   Applicants state that each of CGMSIM and Carlyle CLO Manager is, and OC

Adviser and the Future Advisers will be presented with many investment opportunities each year

on behalf of their clients and must determine how to allocate those opportunities in a manner

that, over time, is fair and equitable to all of their clients. Such investment opportunities may be

Potential Co-Investment Transactions.

     10.   Applicants represent that they have established processes for allocating initial

investment opportunities, opportunities for subsequent investments in an issuer and dispositions

of securities holdings reasonably designed to treat all clients fairly and equitably. Further,

Applicants represent that these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair

and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the

Conditions.

11.   Specifically, applicants state that each of CGMSIM and Carlyle CLO Manager is,

and each of OC Adviser and the Future Advisers will be, organized and managed such that the

individual portfolio managers, as well as the teams and committees of portfolio managers,

analysts and senior management ("Investment Teams" and "Investment Committees"),

responsible for evaluating investment opportunities and making investment decisions on behalf

of clients are promptly notified of the opportunities. If the requested Order is granted, the

Advisers will establish, maintain and implement policies and procedures reasonably designed to

ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are

promptly notified and receive the same information about the opportunity as any other Advisers

considering the opportunity for their clients or as any Capital Markets Affiliates considering the

opportunity for themselves. In particular, consistent with Condition 1, if a Potential Co-

Investment Transaction falls within the then-current Objectives and Strategies[12] and any Board-

Established Criteria[13] of a Regulated Fund, the policies and procedures will require that the

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[12]   "Objectives and Strategies" means (i) with respect to any Regulated Fund other than a BDC
Downstream Fund, its investment objectives and strategies, as described in its most current filings with
the Commission under the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act,
and the Act, and its most current report to stockholders, and (ii) with respect to any BDC Downstream
Fund, those investment objectives and strategies described in its disclosure documents (including private
placement memoranda and reports to equity holders) and organizational documents (including operating
agreements).

[13]   "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish
from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which
the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria
will be consistent with the Regulated Fund's Objectives and Strategies. If no Board-Established Criteria
are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment
Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-
Established Criteria will be objective and testable, meaning that they will be based on observable

relevant portfolio managers, Investment Teams and Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under the Conditions.

12. The Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in such Potential Co-Investment Transaction to be appropriate, then it will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

13. Applicants state that, for each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to the pre-trade compliance system, which will be reviewed by the Chief Risk Officer of each Regulated Fund. Applicants state further that each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by a credit opportunity allocation committee to be established by the Advisers on which senior management and at least one legal/compliance person participate.[14] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "Internal

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information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[14] The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

Order." The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions.[15]

14.   If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "External Submission"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[16] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the

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[15]   "Required Majority" means a required majority, as defined in Section 57(o) of the Act. In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[16]   The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

       "Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

Advisers will establish, implement and maintain.[17] If the aggregate Internal Orders for a

Potential Co-Investment Transaction are less than the amount of the investment opportunity, a

Capital Markets Affiliate will then have the opportunity to participate in the Potential Co-

Investment Transaction in a principal capacity.

        B.   <u>Follow-On Investments</u>

        15.   Applicants state that from time to time the Regulated Funds, Affiliated Funds and

Capital Markets Affiliates may have opportunities to make Follow-On Investments[18] in an issuer

in which a Regulated Fund and one or more other Regulated Funds, one or more Affiliated

Funds and/or one or more Capital Markets Affiliates previously have invested.

        16.   Applicants propose that Follow-On Investments would be divided into two

categories depending on whether the prior investment was a Co-Investment Transaction or a Pre-

Boarding Investment.[19] If the Regulated Funds and Affiliated Funds (and potentially Capital

Markets Affiliates) had previously participated in a Co-Investment Transaction with respect to

the issuer, then the terms and approval of the Follow-On Investment would be subject to the

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[17]   However, if the size of the opportunity is decreased such that the aggregate of the original
Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting
any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated
Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the
remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal
Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment
opportunity in accordance with condition 2, 6, 7, 8 or 9, as applicable.

[18]   "Follow-On Investment" means an additional investment in the same issuer, including, but not
limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of
the issuer.

[19]   "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund as well as one
or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated
Funds that: (i) were acquired prior to participating in any Co-Investment Transaction; (ii) were acquired
in transactions in which the only term negotiated by or on behalf of such funds was price; and (iii) were
acquired either: (A) in reliance on one of the JT No-Action Letters (defined below); or (B) in transactions
occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated
Fund or other Regulated Fund.

Standard Review Follow-Ons described in Condition 8. If the Regulated Funds and Affiliated

Funds (and potentially Capital Markets Affiliates) have not previously participated in a Co-

Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the

terms and approval of the Follow-On Investment would be subject to the Enhanced-Review

Follow-Ons described in Condition 9. All Enhanced Review Follow-Ons require the approval of

the Required Majority. For a given issuer, the participating Regulated Funds, Affiliated Funds

and Capital Markets Affiliates would need to comply with the requirements of Enhanced-Review

Follow-Ons only for the first Co-Investment Transaction. Subsequent Co-Investment

Transactions with respect to the issuer would be governed by the requirements of Standard

Review Follow-Ons.

17.   A Regulated Fund would be permitted to invest in Standard Review Follow-Ons

either with the approval of the Required Majority under Condition 8(c) or without Board

approval under Condition 8(b) if it is (i) a Pro Rata Follow-On Investment[20] or (ii) a Non-

Negotiated Follow-On Investment.[21] Applicants believe that these Pro Rata and Non-Negotiated

Follow-On Investments do not present a significant opportunity for overreaching on the part of

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[20]   A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Affiliated Fund, each Regulated Fund and each Capital Markets Affiliate is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

[21]   A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

"JT No-Action Letters" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

C.   Dispositions

18.   Applicants propose that Dispositions[22] would be divided into two categories. If the Regulated Funds and Affiliated Funds (and potentially Capital Markets Affiliates) holding investments in the issuer had previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition would be subject to the Standard Review Dispositions described in Condition 6. If the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and approval of the Disposition would be subject to the Enhanced Review Dispositions described in Condition 7. Subsequent Dispositions with respect to the same issuer would be governed by Condition 6 under the Standard Review Dispositions.[23]

19.   A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority under Condition 6(d) or without Board approval under Condition 6(c) if (i) the Disposition is a Pro Rata Disposition[24] or (ii) the securities are Tradable

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[22]   "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

[23]   However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review would be required because such findings would not have been required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[24]   A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Affiliated Fund,

Securities[25] and the Disposition meets the other requirements of Condition 6(c)(ii). Pro Rata

Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic

review in accordance with Condition 10.

D.   Delayed Settlement

20.   Applicants represent that under the terms and Conditions of the Application, all

Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at

the same time, for the same price and with the same terms, conditions, class, registration rights

and any other rights, so that none of them receives terms more favorable than any other.

However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur

up to ten business days after the settlement date for the Regulated Fund, and vice versa.[26]

Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and

Regulated Funds is made will be the same even where the settlement date is not and (ii) the

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each Regulated Fund and each Capital Markets Affiliate is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

[25]   "Tradable Security" means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

[26]   Applicants state this may occur for two reasons. First, when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Second, where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days.

earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

E.   Holders

21.   Under Condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the Condition. Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and Rule 17d-1 under the Act prohibit participation by a registered investment company and an affiliated person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. Section 17(d) of the Act and Rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.   Similarly, with regard to BDCs, Section 57(a)(4) of the Act generally prohibits certain persons specified in Section 57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in contravention of Rules as prescribed by the Commission.

Section 57(i) of the Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission's rules under Section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to Section 57(a)(4). Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

3.	Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds, Capital Markets Affiliates and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as applicable, vis-à-vis each participating Regulated Fund. Each of the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) CGMSIM controls BDC I, BDC II and BDC III and Carlyle CLO Manager and OC Adviser are, and any other Advisers will be, controlling, controlled by or under common control with CGMSIM and may be deemed to be a person related to a Regulated Fund, (ii) BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds; and (iii) TCG Securities and any other Capital Markets Affiliate, as wholly- or majority-owned subsidiaries of Carlyle, and the Carlyle Proprietary Accounts are entities advised by the Advisers, which are or will be controlling, controlled by or under common control with CGMSIM. Thus, the Advisers and the entities they advise and Capital Markets Affiliates could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the

Affiliated Funds and Capital Markets Affiliates from participating in Co-Investment Transactions with the Regulated Funds.

4.   In passing upon applications under Rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

5.   Applicants state that in the absence of the requested relief, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Applicants state that, as required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. Applicants further state that the Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions in accordance with the Conditions will be consistent with the provisions, policies, and purposes of the Act and would be done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions.

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-

Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. of the application. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund, each participating Affiliated Fund and each participating Capital Markets Affiliate) to the Eligible Directors of its participating Regulated Fund(s) for their consideration.

A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds, Affiliated Fund, or Capital Markets Affiliates only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

      (i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

      (ii)   the transaction is consistent with:

          (A)   the interests of the Regulated Fund's equity holders; and

          (B)   the Regulated Fund's then-current Objectives and Strategies;

      (iii)   the investment by any other Regulated Fund(s), Affiliated Fund(s) or Capital Markets Affiliate(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s), Affiliated Fund(s) or Capital Markets Affiliate(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

          (A)   the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds and Capital Markets Affiliates (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[27] financial benefit to the Advisers, any

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[27] For example, procuring the Regulated Fund's investment in a Potential Co-Investment

other Regulated Fund, the Affiliated Funds, the Capital Markets Affiliates or any

affiliated person of any of them (other than the parties to the Co-Investment Transaction),

except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section

17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities

issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees

or other compensation described in Condition 2(c)(iii)(B)(z).

3.   Right to Decline. Each Regulated Fund has the right to decline to participate in

any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   General Limitation. Except for Follow-On Investments made in accordance with

Conditions 8 and 9 below,[28] a Regulated Fund will not invest in reliance on the Order in any

issuer in which a Related Party has an investment.[29]

5.   Same Terms and Conditions. A Regulated Fund will not participate in any

Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to

be purchased, date on which the commitment is entered into and registration rights (if any) will

be the same for each participating Regulated Fund, Affiliated Fund and Capital Markets Affiliate

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Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[28]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[29]   "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"Close Affiliate" means the Advisers, the Regulated Funds, the Affiliated Funds, the Capital Markets Affiliates and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

"Remote Affiliate" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

(a)   *General.* If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate

elects to sell, exchange or otherwise dispose of an interest in a security and one or more

Regulated Funds, Affiliated Funds and Capital Markets Affiliates have previously participated in

a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund, Affiliated Fund or Carlyle

Proprietary Account, or such Carlyle Broker-Dealer Subsidiary, as applicable, will notify

each Regulated Fund that holds an investment in the issuer of the proposed Disposition at

the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer

will formulate a recommendation as to participation by such Regulated Fund in the

Disposition.

(b)   *Same Terms and Conditions.* Each Regulated Fund will have the right to

participate in such Disposition on a proportionate basis, at the same price and on the same terms

and conditions as those applicable to the Affiliated Funds, Capital Markets Affiliates and any

other Regulated Funds.

(c)   *No Board Approval Required.* A Regulated Fund may participate in such a

Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the participation of each Regulated Fund, Affiliated Fund and Capital

Markets Affiliate in such Disposition is proportionate to its then-current holding of the

security (or securities) of the issuer that is (or are) the subject of the Disposition[30]; (B)

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[30]   In the case of any Disposition, proportionality will be measured by each participating Regulated
Fund's, Affiliated Fund's and Capital Markets Affiliates' outstanding investment in the security in
question immediately preceding the Disposition.

the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

       (ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates is price.

(d)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.   <u>Enhanced Review Dispositions</u>.

(a)   *General.* If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates have not previously participated in a Co-Investment Transaction with respect to the issuer:

       (i)   the Adviser to such Regulated Fund, Affiliated Fund or Carlyle Proprietary Account, or such Carlyle Broker-Dealer Subsidiary, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer

will formulate a recommendation as to participation by such Regulated Fund in the

Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds

an investment in the issuer all information relating to the existing investments in the

issuer of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates, including

the terms of such investments and how they were made, that is necessary for the Required

Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation

as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will

participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A), and (iv).

(ii)   the making and holding of the Pre-Boarding Investments were not

prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the

finding in the Board minutes.

(c)   *Additional Requirements.* The Disposition may only be completed in reliance on

the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to

participate in such Disposition on a proportionate basis, at the same price and on the same

terms and conditions as those applicable to the Affiliated Funds, the Capital Markets

Affiliates and any other Regulated Funds;

(ii)   *Original Investments.* All of the Affiliated Funds', Regulated Funds' and

Capital Markets Affiliates' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities*. All Regulated Funds, Affiliated Funds and Capital Markets Affiliates that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and Capital Markets Affiliates hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's, Affiliated Fund's or Capital Market Affiliates' holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[31] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)   *No control.* The Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

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[31]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

8.   Standard Review Follow-Ons.

(a)   *General.* If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate desires to make a Follow-On Investment in an issuer and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund, Affiliated Fund or Carlyle Proprietary Account, or such Carlyle Broker-Dealer Subsidiary, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)   *No Board Approval Required.* A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)   (A) the proposed participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[32] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated

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[32]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates, proportionality will be measured by each participating Regulated Fund's, Affiliated Fund's and Capital Markets Affiliate's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds, Affiliated Funds or Capital Markets Affiliates, proportionality will be measured by each participating Regulated Fund's, Affiliated Fund's and Capital Markets Affiliate's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the Application); or

(ii)   it is a Non-Negotiated Follow-On Investment.

(c)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds', the Affiliated Funds' and the Capital Markets Affiliates' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and Carlyle Proprietary Accounts and the amount proposed to be invested in the Follow-On Investment by any participating Carlyle Broker-Dealer Subsidiaries, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

9.   Enhanced Review Follow-Ons.

(a)   *General.* If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund, Affiliated Fund or Carlyle Proprietary Account, or such Carlyle Broker-Dealer Subsidiary, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   *Additional Requirements.* The Follow-On Investment may only be completed in reliance on the Order if:

(i)   *Original Investments.*   All of the Affiliated Funds', Regulated Funds' and Capital Markets Affiliates' investments in the issuer are Pre-Boarding Investments;

(ii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)   *Multiple Classes of Securities.* All Regulated Funds, Affiliated Funds and Capital Markets Affiliates that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and Capital Markets Affiliates hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the

Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's, Affiliated Fund's or Capital Markets Affiliate's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

      (iv)   *No control.* The Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

      (i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds', the Affiliated Funds' and the Capital Markets Affiliates' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

      (ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and Carlyle Proprietary Accounts and the amount proposed to be invested in the Follow-On Investment by any participating Carlyle Broker-Dealer Subsidiaries, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this

Condition will be considered a Co-Investment Transaction for all purposes and subject to the

other Conditions set forth in the application.

10.   Board Reporting, Compliance and Annual Re-Approval.

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated

Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all

investments in Potential Co-Investment Transactions made by any of the other Regulated Funds

or any of the Affiliated Funds or Capital Markets Affiliates during the preceding quarter that fell

within the Regulated Fund's then-current Objectives and Strategies and Board-Established

Criteria that were not made available to the Regulated Fund, and an explanation of why such

investment opportunities were not made available to the Regulated Fund; (ii) a record of all

Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated

Fund holds any investments by any Affiliated Fund or Capital Markets Affiliate or other

Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-

Investment Transactions and Co-Investment Transactions, including investments made by other

Regulated Funds, Affiliated Funds or Capital Markets Affiliates that the Regulated Fund

considered but declined to participate in, so that the Independent Directors, may determine

whether all Potential Co-Investment Transactions and Co-Investment Transactions during the

preceding quarter, including those investments that the Regulated Fund considered but declined

to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this

Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and

will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11.   Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.   Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund or Capital Markets Affiliate.

13.   Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the

participating Affiliated Funds and Capital Markets Affiliates in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.   Transaction Fees.[33] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds or any affiliated person of the Affiliated Funds, the Capital Markets Affiliates or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.   Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an

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[33]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

16.   Capital Markets Affiliates. The Capital Markets Affiliates will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate Internal Orders for a Potential Co-Investment Transaction, as described in Section III.A.1.b. of the application, are less than the total investment opportunity.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary